Exhibit 99.1

Ming Shing Group Holdings Limited Announces Unaudited Financial Results For The Six Months Ended September 30, 2024

Hong Kong, March 21, 2025 (GLOBE NEWSWIRE) — Ming Shing Group Holdings Limited (“MSW” or the “Company”) (Nasdaq: MSW) is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no material operations of its own. The Company, through its indirectly wholly-owned operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, is engaged in wet trades works services in Hong Kong. The Company today announced its unaudited financial results for the six months ended September 30, 2024.

First Half of 2024 Financial and Operating Highlights

●	Total revenue increased by 31.8% from US$13,211,196 to US$17,408,116
●	Gross profit increased by 23.7% from US$1,939,597 to US$2,398,855
●	Net income and total comprehensive income decreased by 2.7% from US$1,011,897 to US$984,549

Mr. Chi Ming Lam, Chief Executive Officer of the Company, commented, “In our operating history of approximately ten years, we have focused on providing wet trades work services in the role of a subcontractor. We take pride in our portfolio in wet trades works. In the six months ended September 30, 2024 we continue to provide quality wet trades works to our customers and expand our business. Leveraging our established track record, our expertise in wet trades operations and our experienced management team, we believe we are well-positioned to capture the growth of the wet trades works market in Hong Kong and expand our business.”

“We are also proud to announce that the Company has listed its shares on the Nasdaq Capital Market on November 22, 2024 and the shares of the Company are now trading on the Nasdaq under ticker “MSW.” We believe the listing on Nasdaq is an important milestone for the Company. We will actively explore options for the Company to grow further and create value for our shareholders” concluded Mr. Lam.

FINANCIAL RESULTS

Revenue

Revenue increased by 31.8% from US$13,211,196 for the six months ended September 30, 2023 to US$17,408,116 for the six months ended September 30, 2024. The increase was primarily due to the increase in number of projects awarded.

Cost of revenue

Cost of revenue increased by 33.2% from US$11,271,599 for the six months ended September 30, 2023 to US$15,009,261 for the six months ended September 30, 2024. The increase was generally in line with the increase in revenue.

Gross profit and gross profit margin

The gross profit increased by 23.7% from US$1,939,597 for the six months ended September 30, 2023 to US$2,398,855 for the six months ended September 30, 2024. The increase was due to the increase of revenue. The gross profit margin decreased by 0.9% from 14.7% for the six months ended September 30, 2023 to 13.8% for the six months ended September 30, 2024. The decrease was mainly due to the increase in direct costs incurred from additional subcontracting costs incurred to deal with changes to the on-site arrangements for certain construction projects and the delays in certain projects.

Net income and total comprehensive income

Net income and total comprehensive income decreased by 2.7% from US$1,011,897 for the six months ended September 30, 2023 to US$984,549 for the six months ended September 30, 2024. The decrease was mainly due to increase in interests in interests of bank and other borrowings.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong and the United States, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk